EXHIBIT 99.3

                                               knowledge. judgement. EXPERIENCE.


W.P. STEWART                                                       PRESS RELEASE
         & Co., Ltd.




Contact:  Fred Ryan
telephone: 441.295.8585


26 September 2006
Hamilton, Bermuda


                  W.P. Stewart & Co., Ltd. Hosts Client Seminar

      W.P. Stewart & Co., Ltd. (the Company) today hosted its annual U.S. investment seminar for clients at The Pierre Hotel in New York City with more than 400 clients attending from around the world.

      Within the seminar proceedings it was noted that the investment team remains committed to the W.P. Stewart investment philosophy and the principals of quality, growth and valuation. Performance for the W.P. Stewart U.S. Equity Composite, from a low of being down approximately 8%, post-fee, through the end of July/early August, has recovered to being slightly positive for the year as of the close of business on 24 September 2006.

      In commenting after the seminar, Harry Segalas, the Chairman and Chief Investment Officer for W.P. Stewart & Co., Inc. said, "At W.P. Stewart, we are committed to achieving above average long-term returns for our clients while taking below average risks. I feel we are entering a time of opportunity for our style of investing as portfolio earnings continue to advance strongly and valuations are attractive. Our long-term results have proven consistently superior and I am excited about the future outlook for our client portfolios."

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.